4802

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

World Energy Solutions, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
98145W208
(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 98145W208

1	NAME OF REPORTING PERSON Manulife Financial Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None, except through its indirect, wholly-owned subsidiary, Elliott & Page Limited
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 See line 9 above.
12	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS

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CUSIP No. 98145W208

1	NAME OF REPORTING PERSON Elliott & Page Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 550,137
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 550,137
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 550,137
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.44%
12	TYPE OF REPORTING PERSON* FI

*SEE INSTRUCTIONS

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Item 1(a)         Name of Issuer:
World Energy Solutions, Inc.

Item 1(b)        Address of Issuer's Principal Executive Offices:
446 Main Street
Worcester, Massachusetts  01608

Item 2(a)         Name of Person Filing:
This filing is made on behalf of Manulife Financial Corporation (“MFC”) and MFC’s indirect, wholly-owned subsidiary, Elliott & Page Limited (“E&P”).

Item 2(b)        Address of Principal Business Office:
The principal business offices of MFC and E&P are located at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5.

Item 2(c)         Citizenship:
MFC is organized and exists under the laws of Canada.
E&P is organized and exists under the laws of Ontario.

Item 2(d)        Title of Class of Securities:
Common Stock

Item 2(e)         CUSIP Number:
98145W208

Item 3             If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

MFC:                                                      (g) (X)    a parent holding company or control person in
accordance with §240.13d-1(b)(1)(ii)(G).

E&P:                                                       (j) (X)      a non-U.S. institution in accordance with
§240.13d-1(b)(1)(ii)(J).

Item 4             Ownership:

(a)  Amount Beneficially Owned:  E&P has beneficial ownership of 550,137 shares of Common Stock.  Through its parent-subsidiary relationship to E&P, MFC may be deemed to have beneficial ownership of these same shares.

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(b)  Percent of Class:  Of the 8,541,064 shares outstanding as of November 2, 2009, according to the issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2009, E&P held 6.44%.

(c)  Number of shares as to which the person has:

(i)            sole power to vote or to direct the vote:
E&P has sole power to vote or to direct the voting of the shares of Common Stock it beneficially owns.

(ii)           shared power to vote or to direct the vote:  -0-

(iii)          sole power to dispose or to direct the disposition of:
E&P has sole power to dispose or to direct the disposition of the shares of Common Stock it beneficially owns.

(iv)          shared power to dispose or to direct the disposition of:  -0-

Item 5             Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6             Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7             Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
See Items 3 and 4 above.

Item 8             Identification and Classification of Members of the Group:
Not applicable.

Item 9             Notice of Dissolution of Group:
Not applicable.

Item 10           Certification:
By signing below the undersigned certifies that, to the best of its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, and (ii) the foreign regulatory scheme applicable to E&P is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. The undersigned also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Manulife Financial Corporation

By:          /s/ Kenneth G. Pogrin

Name:     Kenneth G. Pogrin

Dated:  February 10, 2010                                   Title:       Attorney in Fact*

Elliott & Page Limited

By:          /s/ Kenneth G. Pogrin

Name:     Kenneth G. Pogrin

Dated:  February 10, 2010                                   Title:       Associate General Counsel and Assistant Secretary

* Signed pursuant to a Power of Attorney dated January 17, 2008 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 24, 2008.

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EXHIBIT A

JOINT FILING AGREEMENT

Manulife Financial Corporation and Elliott & Page Limited agree that the Schedule 13G (Amendment No. 3) to which this Agreement is attached, relating to the Common Stock of World Energy Solutions, Inc., is filed on behalf of each of them.

Manulife Financial Corporation

By:          /s/ Kenneth G. Pogrin

Name:     Kenneth G. Pogrin

Dated:  February 10, 2010                                   Title:       Attorney in Fact*

Elliott & Page Limited

By:          /s/ Kenneth G. Pogrin

Name:     Kenneth G. Pogrin

Dated:  February 10, 2010                                   Title:       Associate General Counsel and Assistant Secretary

* Signed pursuant to a Power of Attorney dated January 17, 2008 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 24, 2008.

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